Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following document was sent to shareholders of Central Pacific Financial Corp. beginning on July 22, 2004.

SPECIAL MEETING OF SHAREHOLDERS SEPTEMBER 13, 2004

QUESTIONS & ANSWERS

Central Pacific Financial Corp.
        Special Meeting
                of Shareholders at a Glance

Date:	September 13, 2004
Time:	11:00 a.m., Hawaii Standard Time
Location:	Dole Cannery, Mililani Ballroom, 735 Iwilei Road, Honolulu, Hawaii

Shareholder Vote

        You are being asked to vote, among other things, to adopt a merger agreement pursuant to which Central Pacific will acquire CB Bancshares.

Board Recommendation

        Central Pacific's Board of Directors, after careful consideration, recommends that Central Pacific's shareholders vote "FOR" the approval of the merger agreement, "FOR" the proposal to amend Central Pacific's Articles of Incorporation to increase the number of shares of common stock available for issuance, "FOR" the proposal to adopt Central Pacific's 2004 Stock Compensation Plan and "FOR" the proposal to approve Central Pacific's 2004 Annual Executive Incentive Plan.

Vote Required

        Adoption of the merger agreement requires the approval of holders of a three-fourths of the issued and outstanding shares of Central Pacific common stock entitled to vote. The failure to vote, or an abstention from voting, has the same effect as a vote against approval of the merger agreement. Your vote is very important.

Who Can Vote

        You can vote all of the shares of Central Pacific common stock that you own of record as of July 19, 2004.

How To Vote

    1.
    By Proxy:    Sign, date and promptly mail the enclosed proxy in the postage-paid envelope provided; or

    2.
    By Internet:    Please follow the simple instructions on your enclosed proxy or voting instruction form; or

    3.
    By Phone:    Please follow the simple instructions on your enclosed proxy or voting instruction form; or

    You may also attend the Special Meeting and vote in person.

Please Act Today

Dear Shareholder:

On April 22, 2004, Central Pacific Financial Corp. and CB Bancshares, Inc. agreed to a transaction in which Central Pacific would acquire all of the outstanding shares of CB Bancshares common stock. We are writing to recommend that you vote to approve the merger.

The directors of both companies support this merger.    The leaders of these two, special Hawaii banks have met to work out this agreement in a spirit of cooperation, looking to the future of Hawaii.

Combining these two banks with shared Hawaii values will be good for Hawaii:    good because we can do more for our communities and more for our customers. We can open branches in underserved communities and better serve the small businesses that fuel the Hawaii economy. Creating this stronger, locally based, locally managed bank makes good financial sense now—and for the future.

We believe this merger will create tremendous shareholder value:    we expect the combination will be significantly accretive to earnings in the first full year of continued operations, based on the companies' projected earnings per share and expected cost savings. We believe the merger will help us better compete and grow in the Hawaii market place—AND do so more efficiently. By 2006, we expect the combined operations will save more than $19 million a year. You will own a larger, more visible, more liquid stock that reflects the proud history and exciting future of two fine Hawaii-focused companies.

We are excited about completing this merger so we can begin building a new bank that is fiercely loyal to Hawaii. To do so, we need the approval of Central Pacific shareholders like you at a special meeting to be held on September 13, 2004, the approval of CB Bancshares' shareholders at its meeting, and some final regulatory approvals. We expect the transaction to close in the third quarter of 2004.

The questions and answers in this pamphlet will tell you more about this important merger. This pamphlet is not intended to be a full explanation of the merger proposal and we urge you to carefully read the enclosed proxy statement-prospectus that describes our plan in more detail.

Once you've reviewed these materials, we urge you to vote by signing, dating and mailing your enclosed proxy using the postage-paid envelope we've provided. Internet and telephone voting are also available. Please follow the simple instructions on your proxy card.

Every shareholder's vote is important—regardless of the number of shares you own, so please vote your shares at your first convenience.

Your board of directors,

CENTRAL PACIFIC FINANCIAL CORP.

Central Pacific Financial Corp.
        Special Meeting of Shareholders

Questions and Answers
for Shareholders

Q:
What am I being asked to vote on?

A:
Shareholders of Central Pacific will vote on a proposal to approve the merger agreement by and between Central Pacific and CB Bancshares. Central Pacific shareholders will also vote on a proposal to amend Central Pacific's Articles of Incorporation to increase the number of shares of common stock available for issuance, a proposal to adopt the Central Pacific Financial Corp. 2004 Stock Compensation Plan and a proposal to approve the Central Pacific Financial Corp. 2004 Annual Executive Incentive Plan. Shareholders of CB Bancshares will vote separately to approve the merger agreement.

Q:
What does Central Pacific's Board of Directors recommend?

A:
After careful consideration, Central Pacific's Board of Directors recommends that Central Pacific shareholders vote "FOR" the approval of the merger agreement and the other proposals for shareholder consideration.

Q:
Why is Central Pacific proposing the merger?

A:
Central Pacific believes that the proposed merger presents a unique opportunity to create a stronger, more versatile local bank that is fiercely loyal to Hawaii. Compelling opportunities exist to better serve Central Pacific's community, customers, employees and to grow value for our shareholders. Specifically, Central Pacific believes that the merger will result in:

•
an enhanced range of products and services, including expanded banking services and trust and wealth management services;

•
a more diversified loan portfolio, combining Central Pacific's strength in commercial real estate loans and CB Bancshares' volume in residential mortgages;

•
an expanded branch network and increased number of ATMs available to customers;

•
an increased financing capability to serve both existing and new commercial borrowers;

•
the delivery of banking services to underserved markets in Hawaii; and

•
a bank that can do more to serve our community and charitable needs.

Q.
What are the specific benefits for CPF Shareholders?

A:
Your Board of Directors and management believe that the proposed merger will create tremendous value for CPF shareholders. Specifically, Central Pacific believes that the merger will result in:

•
Faster growth from using the combined bank's increased lending capacity and product line to attract more business from existing customers;

•
Increased market share by winning the business of new, larger customers that both banks were too small to attract on their own before the merger;

•
Cost savings and improved efficiency from streamlining the bank's systems and eliminating overlap. As we've said, closing overlapping branches will allow us to open new branches in underserved communities;

  •
  Increased profitability, adding to your company's bottom line the very first year and saving more than $19 million per year from lower costs by 2006; and

  •
  Heightened visibility, trading liquidity and market capitalization for shareholders.

Q:
What do I need to do now?

A:
First carefully read your proxy statement-prospectus entirely. Then, promptly vote your shares by one of the following methods:

•
Marking, signing, dating and returning your proxy card in the enclosed prepaid envelope, or

•
Authorizing the individuals named on your proxy card to vote your shares by calling the toll-free number or by using the Internet as described in the instructions included with your proxy card or voting instruction card, or

•
Attending the special meeting and submitting a properly executed proxy or ballot. If a broker holds your shares in "street name," you will need to get a proxy from your broker to vote your shares in person.

Q:
Why is my vote important?

A:
Hawaii law requires that the merger agreement between Central Pacific and CB Bancshares be approved by the holders of three-fourths of all the issued and outstanding shares having voting power. Approval of the merger agreement by shareholders of Central Pacific and CB Bancshares is necessary to complete the merger.

Q:
What happens if I do not return a proxy card or otherwise vote by proxy?

A:
If you fail to return your proxy card or cast your vote by proxy by using the telephone or the Internet and you do not vote in person at the special meeting, it will have the same effect as voting against the merger. We urge you to promptly return your proxy.

Q:
If my shares are held in "street name" by my broker, banker or nominee will my broker vote my shares for me?

A:
No. If you do not provide your broker with instructions on how to vote your shares that are held in street name, your broker will not be permitted to vote them. Therefore, you should be sure to provide your broker with instructions on how to vote these shares. If you do not give voting instructions to your broker, you will, in effect, be voting against approval of our merger agreement, and against the proposal to amend the Central Pacific articles of incorporation as well.

Q:
Who is entitled to vote at the special meeting of shareholders?

A:
Holders of record of Central Pacific common stock as of the close of business on July 19, 2004 are entitled to vote on the merger agreement.

Q:
Can I vote if I hold shares of Central Pacific common stock in the Central Pacific Bank 401(k) Retirement Savings Plan?

A:
If you hold shares of Central Pacific common stock in an account under the Central Pacific Bank 401(k) Retirement Savings Plan, you will receive with your proxy statement-prospectus a separate voting instruction card for shares of Central Pacific common stock allocated to your account as a participant or beneficiary under this plan. The voting instruction card will direct the plan's trustee to vote shares allocated to your account in accordance with the instructions you provide on the card. Please follow the directions you will receive for returning your voting instruction card to the plan's trustee, The Vanguard Group.

Q:
Where can I learn more about Central Pacific?

A:
Information is available at Central Pacific's website: www.centralpacificbank.com. Central Pacific Financial Corp. also files annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements or other information that Central Pacific files with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D. C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference room. These SEC filings are also available to the public at the Internet site maintained by the SEC at http://www.sec.gov.

Q:
Whom should I contact if I have questions?

A:
You should direct any questions regarding the special shareholder meeting or the merger to:

D. F. King & Co., Inc. 48 Wall Street New York, New York 10005 Toll-Free: 1-888-644-5854	or	Central Pacific Financial Corp. 220 South King Street Honolulu, Hawaii 96813 Attn: David Morimoto (808) 544-0500

Important Legal Information

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed an amended registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

220 South King Street Honolulu, Hawaii 96813
For assistance, please call: 1-888-644-5854